Neovasc to Participate in SVB Leerink 9th Annual Global Healthcare Conference on February 26, 2020

VANCOUVER via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, today announced that Fred Colen, CEO of Neovasc, will be participating in the SVB Leerink 9th Annual Global Healthcare Conference on Wednesday, February 26, 2020 in New York City.  Mr. Colen's presentation will take place at 3:00 p.m. EST.

A link to the live webcast of the presentation will be available online from the investor relations section of the Neovasc website at https://www.neovasc.com/investors/

A replay of the webcast will be accessible through the Neovasc investor relations website approximately one hour following the completion of the event.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact.  When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements may involve, but are not limited to the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and six months ended June 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.